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FEB 26 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 67762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oracle Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1985 E. River Road, Suite 111

(No. and Street)

Tucson	AZ	85718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Maxfield, Jr. (520) 319-9958

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert G. Maxfield, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oracle Capital Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE M. PFISTER
Notary Public - Arizona
Pinal County
Expires 05/14/2019
Acting in Pima Cty, AZ

Julie M. Pfister

Julie M. Pfister

Notary Public
2-25-19

Signature
Robert G. Maxfield, Jr.

Managing Partner

Title

2-25-19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORACLE CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2018

ORACLE CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oracle Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oracle Capital Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oracle Capital Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oracle Capital Securities, LLC's management. Our responsibility is to express an opinion on Oracle Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oracle Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Oracle Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Oracle Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Oracle Capital Securities, LLC's auditor since 2015.

Celeste, Texas
February 12, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Cash	$	43,122
Prepaid expenses		4,545
Securities not readily marketable		1,850
Total Assets	$	49,517
Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	785
Total Liabilities		785
Member's Equity		48,732
Total Liabilities & Member's Equity	$	49,517

The Accompanying Notes are an Integral Part of the Financial Statements.

ORACLE CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Oracle Capital Securities, LLC (the "Company") was organized in December 2006 under the laws of the State of Arizona as a limited liability company. The Company is a wholly owned subsidiary of Oracle Capital, LLC, an Arizona limited liability company ("OC" or "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company advises and consults with institutional investors and commercial entities in Arizona and California concerning mergers and acquisitions. The Company also may sell private placements of securities on a best efforts basis in debt and equity securities of corporations and other entities in Arizona and California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include the Company's assumptions used in fair value calculations. Actual results could differ from those estimates.

Fair value

Securities not readily marketable are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*. The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue recognition – continued

Revenue from merger and acquisition services recognized during the year ended December 31, 2018, from amounts included in contract liabilities at the beginning of the year was $3,000. During the year ended December 31, 2018, all revenue was recognized over time.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income of the Company is included in the partnership income tax return of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company. As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

NOTE 3 – FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3 – FAIR VALUE – CONTINUED

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

The fair value measurement of restricted common stock that is not readily marketable held by the Company is based upon quoted prices at the volume the Company is estimated to be allowed to sell, dispose of or otherwise transfer in the coming year.

The fair value measurement of preferred stock that is not readily marketable held by the Company is based upon quoted prices for the common stock into which the shares are convertible, and thus represents a Level 2 fair value measurement.

The common and preferred stock not readily marketable held at December 31, 2018 consist of the following:

1,713 shares of common stock of Blink Charging Co. formerly Car Charging Group, Inc. ("Blink"). These shares of common stock of Blink are restricted under an Agreement which only allows the Company to sell, dispose of or otherwise transfer these shares in quantities up to .45% of each days total daily trading volume of Blink's shares, which during 2018 would have allowed the Company to sell, dispose of or otherwise transfer all of their shares.

562 shares of Series A convertible preferred stock of PEDEVCO Corp (dba Pacific Energy Development). These shares are convertible 1 to 1 into PEDEVCO Corp common stock at the Company's decision. Series A convertible preferred stock of PEDEVCO does not have an active market.

NOTE 3 – FAIR VALUE – CONTINUED

Fair value of assets measured on a recurring basis at December 31, 2018 are as follows:

	Fair Value	Level 1	Level 2	Level 3
Common stock not readily marketable	$ 1,450	$ -	$ 1,450	$ -
Preferred stock not readily marketable	400	-	400	-
Totals	$ 1,850	$ -	$ 1,850	$ -

During the year ended December 31, 2018 there was no change in the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3).

There were no transfers in or out of Level 1, Level 2 or Level 3 during the year ended December 31, 2018.

NOTE 4 – RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY

The Company is under the control of and is economically dependent on OC. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and OC were not consummated on terms equivalent to arms length transactions.

OC and the Company have entered into an office and administrative services agreement ("Agreement") for an initial term of one year through January 5, 2016. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through January 5, 2020. OC provides the Company with certain office facilities and services under this Agreement. OC allocates a pro-rata portion of such expenses incurred by OC on account of the Company. In making such allocation OC equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services. Office and administrative fees under this agreement totaled $49,200 for the year ended December 31, 2018. OC may also invoice the Company for certain other direct and allocated overhead expenses incurred on behalf of the Company. Additional expenses invoiced totaled $16,209 for the year ended December 31, 2018, of which $13,502 is recorded as compensation and related costs and $2,707 is recorded as other expenses in the accompanying statement of operations. During the year ended December 31, 2018, a total of $35,146 of office and administrative service fees and additional expenses were paid by OC and recorded as contributions of capital. For 2019, the office and administrative fee is estimated to be $4,130 per month.

NOTE 5 – SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The Company paid no interest and $800 of state income tax during the year ended December 31, 2018.

The Company had non-cash financing transactions; whereby the member made non-cash capital contributions totaling $35,146, of which $32,800 was in lieu of payment of office and administrative service fees and $2,346 of which was in lieu of payment of additional expenses.

NOTE 6 – CONCENTRATION OF REVENUE

During the year ended December 31, 2018, the Company earned all of its merger and acquisition services revenue from two commercial entities one located in Arizona and one located in California.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company has net capital of $42,337 which was $37,337 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.02 to 1.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 12, 2019, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.